SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.  )

Alpine Alpha 3, Ltd

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

(CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022
Tel. No. (212) 371-8008

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not applicable

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
(Continued on the following pages)

CUSIP No.	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Hahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,100 SHARED VOTING POWER 87,310 SOLE DISPOSITIVE POWER 10,100 SHARED DISPOSITIVE POWER 87,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.14%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpine Venture Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 66,865 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 66,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON* WC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

(a) This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Alpine Alpha 3, Ltd. a Delaware corporation (the "Company").

(b) The address of the Company is P.O. Box 735, Alpine, New Jersey 07620.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being jointly filed by James Hahn (“Hahn”) and Alpine Venture Associates, LLC, a Delaware limited liability company (“AVA” and collectively with Hahn, the "Reporting Persons"). Hahn and Lisa Yoo (“Yoo”), Hahn’s wife, each own 50% of the membership interests of AVA and may each be deemed to be the beneficial owners of the 66,865 shares of Common Stock of the Company owned directly by AVA. Yoo also directly owns 20,445 shares of Common Stock which shares are reported herein as beneficially owned by Hahn, although Hahn disclaims beneficial ownership of such shares.

(b) The business address of each of the Reporting Persons is P.O. Box 735, Alpine, New Jersey 07620.

(c) Hahn’s present principal occupation is President of AVA. The principal business of AVA is venture capital investment management.

(d)-(e) During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Hahn is a citizen of the United States of America. AVA is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Hahn purchased an aggregate 10,100 on January 7, 2008 for an aggregate cash purchase price of $10.10 paid for with personal funds. Yoo purchased 100 shares on January 7, 2008 for an aggregate cash purchase price of $.10 and 20,345 shares on October 22, 2008 for an aggregate cash purchase price of $20.34, in each case with personal funds. AVA purchased 5,000 shares on November 10, 2007 for an aggregate cash purchase price of $5.00, 41,250 shares on October 6, 2008 for an aggregate cash purchase price of $41.52 and 20,345 shares on October 27, 2008 for an aggregate cash purchase price of $20.34, in each case from working capital of AVA.

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Item 4. Purpose of Transaction.

The Reporting Persons acquired all of the shares of Common Stock reported herein as beneficially owned by them for the purpose of acquiring control of the Company.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

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Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Hahn may be deemed to beneficially own 97,410 shares of the Common Stock representing approximately 13.14% percent of the Company's outstanding Common Stock. This includes 10,100 shares of Common Stock directly owned by Hahn, 20,445 shares directly owned by Yoo, Hahn’s wife, as to which Hahn disclaims beneficial ownership, and 66,865 shares owned directly by AVA, of which Hahn and Yoo each hold 50% membership interests.

(b) Hahn may be deemed to share with (i) Yoo, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of, the 20,445 shares owned directly by Yoo and (ii) AVA, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of, the 66,865 shares owned directly by AVA.

(c) All of the transactions in the Common Stock by the Reporting Persons that were effected within the last 60 days are described in Item 3, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement among the Reporting Persons, dated November 21, 2008.*

*Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 21, 2008
(Date)

/s/ James Hahn
James Hahn

ALPINE VENTURE ASSOCIATES, LLC

By:	/s/ James Hahn
James Hahn,
President

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